NOTICE OF ANNUAL GENERAL AND SPECIAL MEETING OF SHAREHOLDERS
TO BE HELD JUNE 5, 2015

Notice and Access

Hemisphere Energy Corporation (the "Company") has elected to use the notice-and-access model provided under amendments to National Instrument 54-101 – Communication with Beneficial Owners of Securities of a Reporting Issuer ("Notice and Access") for the delivery of meeting materials for its Annual General and Special Meeting to be held on June 5, 2015 (the "Meeting"). Under Notice and Access, shareholders are receiving this notice (the "Notice") containing information on how they may access the Company’s management information circular (the "Information Circular") electronically instead of receiving a printed copy. The Company has adopted this alternative means of delivery in order to further its commitment to environmental responsibility and to reduce printing, distribution and mailing costs.

Notice of Meeting

TAKE NOTICE that the Meeting will be held in the Pender Room of Oceanic Plaza, 1035 West Pender Street, Vancouver, British Columbia on Friday, June 5, 2015 at 9:00 a.m. (Pacific Daylight Time) for the following purposes:

1.	to receive and consider the audited annual financial statements of the Company for the year ended December 31, 2014 and the report of the auditor thereon;

2.	to fix the number of directors of the Company to be elected at the Meeting at six (6) (see "Fix the Number of Directors" on page 6 of the Information Circular);

3.	to elect the directors of the Company for the ensuing year (see "Election of Directors" on page 6 of the Information Circular);

4.

to appoint Smythe Ratcliffe LLP as auditors of the Company for the ensuing year and to authorize the Board of Directors to fix the remuneration to be paid to the auditors (see "Appointment of Auditor" on page 8 of the Information Circular);

5.

to consider and, if thought advisable, to pass an ordinary resolution approving the Company’s Stock Option Plan, as more fully set forth in the Information Circular (see "Annual Approval of Stock Option Plan" on page 8 of the Information Circular); and

6.	to transact such other business as may properly come before the Meeting or any adjournment thereof.

The nature of the business to be transacted at the Meeting is described in further detail in the Information Circular. Shareholders are reminded to review the Company’s Information Circular prior to voting. A Copy of the Stock Option Plan will be available for inspection by shareholders at the Company’s head office at Suite 2000, 1055 West Hastings Street, Vancouver, British Columbia V6E 2E9, during normal business hours up to the date of the Meeting.

Accessing the Information Circular via the Internet

Shareholders may access the Information Circular, and other materials related to the Meeting, on the Company’s website at www.hemisphereenergy.ca/investors/shareholder-materials and on SEDAR at www.sedar.com.

Requesting Printed Copies

Shareholders may request a printed copy of the Information Circular, free of charge, by contacting the Company as follows:

Email:	Facsimile:	Telephone:	Mail:
info@hemisphereenergy.ca	(604) 685-9676	Local: (604) 685-9255	Suite 2000, 1055 West Hastings Street
		Toll free: 1-844-211-9798	Vancouver, British Columbia V6E
2E9 Attention: Annalisa Whittle, Corporate Secretary

Shareholders may also use the above contact information to obtain further information on Notice and Access.

To receive the Information Circular in advance of the proxy deposit deadline and Meeting date, the Company estimates that requests for printed copies must be received at least five business days in advance of the proxy deposit deadline set out below.

Shareholders are able to request copies of the Audited Annual Financial Statements and Management’s Discussion & Analysis and/or Interim Condensed Financial Statements and Management’s Discussion & Analysis by marking the appropriate box on the annual return card included with this Notice.

Voting

The Record Date for the determination of shareholders entitled to receive this Notice and to vote at the Meeting has been established as April 20, 2015.

If you are a registered shareholder and are unable to attend the Meeting, please complete the enclosed form of proxy and return it as soon as possible. To be valid, all proxies must be received by Computershare Investor Services Inc., Proxy Department, 100 University Avenue, 9th Floor, Toronto, Ontario M5J 2Y1 by 9:00 a.m. (Pacific Daylight Time) on June 3, 2015. The Chairman of the Meeting has the discretion to accept late proxies and proxies that do not strictly comply with the requirements set out in the Information Circular.

If you are a non-registered shareholder and a non-objecting beneficial owner, you should follow the instructions on the enclosed voting instruction form from Computershare. You should submit your voting instructions to Computershare as soon as possible so that Computershare receives your vote prior to the voting deadline of 9:00 a.m. (Pacific Daylight Time) on June 3, 2015.

If you are a non-registered shareholder and an objecting beneficial owner, you should follow the instructions on your voting instruction form in order to submit your voting instructions to your intermediary or its agent. You should submit your voting instructions to your intermediary or its agent as indicated as soon as possible so that your intermediary or its agent has sufficient time to submit your vote by the voting deadline of 9:00 a.m. (Pacific Daylight Time) on June 3, 2015.

DATED at Vancouver, British Columbia, this 20th day of April, 2015.

BY ORDER OF THE BOARD OF DIRECTORS

(signed) “Don Simmons”
Don Simmons
President, Chief Executive Officer and Director